EXHIBIT 99.1

B2Gold Announces Updated Mineral Reserve Life of Mine Plan for the Goose Project; Commencing a Study to Expand Mill Throughput at the Goose Project; B2Gold Confirms Construction and Mine Development Cash Expenditure Estimate of C$1,540 million

VANCOUVER, British Columbia, March 27, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the results of a technical report in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI-43-101”) for the Company’s Back River Gold District located in Nunavut, Canada titled “Goose Project and Back River District, Nunavut, Canada, NI 43-101 Technical Report” (the “Back River Technical Report”), dated effective December 31, 2024. The primary purpose of the Back River Technical Report is to provide an updated life of mine plan for the Goose Project based solely on an updated Mineral Reserve estimate. All dollar figures are in United States dollars unless otherwise indicated. The Back River Technical Report will be filed on SEDAR+ before March 31, 2025.

The Back River Gold District consists of 11 mineral claims blocks along an 80-kilometer (“km”) belt. Construction is underway at the most advanced project in the district, Goose, with construction and development on schedule for first gold pour in the second quarter of 2025, followed by ramp up to commercial production expected in the third quarter of 2025.

Highlights of the Back River Technical Report

  Robust Mineral Resources at the Goose Project, with further potential to expand known deposits and discover additional mineralization
    Indicated Mineral Resource estimate of 3,560,000 ounces of gold (15.5 million tonnes grading 7.16 grams per tonne (“g/t”) gold;
      Indicated Mineral Resource gold grade is a 16% improvement versus the Indicated Mineral Resource gold grade in the last published technical report on the Goose Project (the “Prior Report”) by the prior owner;
    Inferred Mineral Resource estimate of 2,440,000 ounces of gold (10.1 million tonnes grading 7.54 g/t gold);
      Inferred Mineral Resource gold grade is a 14% improvement versus the Prior Report;
    When compared to the Prior Report, the new B2Gold geological model used in the Back River Technical Report includes a revised methodology for mineral resource estimation which resulted in a reclassification of a portion of the previously reported Indicated Mineral Resources to Inferred Mineral Resources, through the application of more stringent specifications for drill hole spacing that B2Gold felt was more appropriate for the deposit;
      The combined effect of B2Gold’s proprietary changes is reflected in a commensurate shift in the respective totals for Indicated and Inferred Mineral Resources as expected from B2Gold’s acquisition due diligence;
      At Umwelt underground, B2Gold completed infill drilling designed around its revised drill hole spacing parameters, which contributed to improving the mine design and efficiencies while reducing operational risk;
    The Company remains highly confident that with additional in-fill drilling to be completed over time, a large portion of the Inferred Mineral Resources will convert to Indicated Mineral Resources and therefore be eligible for classification as Mineral Reserves; and
      Historically across its existing operations, B2Gold has converted in excess of 75% of Inferred Mineral Resources to Indicated Mineral Resources through in-fill drilling.
  Meaningful gold production profile enhances and diversifies B2Gold’s existing gold production
    Open pit and underground gold mine with an initial Mineral Reserve mine life of approximately 9 years (“Mineral Reserve Life of Mine”);
      The Mineral Reserve Life of Mine only contemplates the mining of the Echo, Umwelt, Llama, and Goose open pits, plus the mining of Umwelt underground;
      The Company remains highly confident that multiple areas that were contemplated to be mined in the Prior Report (Echo underground, Llama underground, and Goose underground) will be converted from Inferred Mineral Resources to Indicated Mineral Resources with additional in-fill drilling;
    Mineral Reserve Life of Mine production of approximately 2.3 million ounces of gold;
    Average annual gold production of approximately 300,000 ounces per year for the first six full years of production from 2026 through 2031 in the Mineral Reserve Life of Mine;
      Average annual gold production of over 310,000 ounces per year from 2027 through 2031, which the Company views as representative steady state years for the Goose Project;
    Average gold grade processed of 6.82 g/t gold over the Mineral Reserve Life of Mine, a 14% improvement compared to the Prior Report; and
    Average gold recovery of 92.5% over the Mineral Reserve Life of Mine.

  Attractive all-in sustaining costs (“AISC”) anticipated at the Goose Project

    AISC (see “Non-IFRS Measures”) from 2025 through 2027 are impacted by sustaining capital costs to develop and install a new power solution for the Back River Gold District, including a power plant optimization and the installation of a renewable energy facility, both of which are classified as sustaining capital costs but are one-time costs that will potentially benefit the operation for decades;
    The Company believes the weighted average AISC of approximately $1,360 per ounce from 2027 through 2031 is a better representation of long-term Goose Project potential AISC, to be supported by the goal of further expanding Mineral Reserves over time; and
    Projected AISC of approximately $1,547 per gold ounce over the Mineral Reserve Life of Mine, which the Company anticipates will reduce with the delineation of additional Mineral Reserves through the conversion of existing Inferred Mineral Resources and the discovery of additional resources, both of which have the potential to extend mine life;
      Excluding the one-time costs to implement a renewable energy facility and optimize the power plant, Mineral Reserve Life of Mine AISC would be approximately $1,490.

  Updated Mineral Reserve estimate of approximately 2.5 million gold ounces

    The Mineral Reserve estimate that forms the basis for the Goose Project Mineral Reserve Life of Mine includes a Probable Mineral Reserve estimate of 11.3 million tonnes grading 6.82 g/t gold for a total of 2,480,000 ounces of gold; and
    Ongoing exploration drilling on the Back River Gold District demonstrates potential to significantly increase the Mineral Reserve estimate in the future, specifically at the Echo, Llama, and Goose underground deposits which require tighter spaced drilling to justify conversion from Inferred Mineral Resources to Indicated Mineral Resources and therefore be eligible for classification as Mineral Reserves.

  Significant exploration potential remains across the Back River Gold District

    A total of $32 million is budgeted for exploration at the Back River Gold District in 2025, of which $21 million is allocated to the Goose Project; and
    A significantly increased budget of $11 million is allocated for Back River Gold District regional exploration, including the prospective George Project located 50 km northwest of the Goose Project;
      The George Project hosts an Indicated Mineral Resource estimate of 420,000 ounces (1.7 million tonnes grading 7.85 g/t gold) and an Inferred Mineral Resource estimate of 1,120,000 ounces (3.7 million tonnes grading 9.32 g/t gold).
  Multiple Goose Project optimization studies are underway, or set to commence, to enhance the long-term value of the operation
    On the processing side, B2Gold is currently evaluating a flotation / concentrate leach process as a potential option to increase gold recovery and reduce operating costs, and is commencing a study on the installation of a semi-autogenous grinding (“SAG”) mill to be paired in conjunction with the existing 4,000 tonnes per day (“tpd”) ball mill, which could potentially expand mill throughput capacity (discussed in further detail below);
    On the mining side, the Company will evaluate underground and open pit mining strategies to both lower costs and capture additional existing Mineral Resources into the mine plan; and
    On the logistics side, B2Gold is evaluating the viability of constructing and running the Goose Project winter ice road on a less than annual basis.
  Based on the updated Goose Project Mineral Resource inventory, combined with the exploration upside across the Back River Gold District, the Company is commencing a study to analyze the potential to increase mill throughput at the Goose Project from 4,000 tpd potentially up to 6,000 tpd
    In order to optimize the long-term value of the Goose Project, B2Gold plans on initiating a study to explore adding a SAG mill to the processing flowsheet, to be paired with the existing 4,000 tpd ball mill;
    The Company believes that the addition of a SAG mill could result in an increase in the mill throughput from 4,000 tpd potentially up to 6,000 tpd;
      The Goose Project is permitted for mill throughput of up to 6,000 tpd;
    With an increase in mill throughput, B2Gold anticipates that the Goose Project could achieve an increase in average annual gold production, a reduction in life of mine AISC, and an increase in net present value of the project;
    Based on the robust existing Mineral Resource inventory across the Back River Gold District, combined with the gold mineralization prospectivity across the entire nearly 100,000-hectare land package, B2Gold believes it can sustain a mill throughput of 6,000 tpd over a mine life well in excess of the existing Mineral Reserve Life of Mine; and
    The results of this study are expected to be finalized in late 2025 or early 2026.

Back River Technical Report Overview

The Back River Technical Report was prepared by B2Gold technical staff, with an effective date of December 31, 2024, and evaluates recovery of gold from four open pit deposits and one underground deposit. The open pit mining operation contemplates moving up to approximately 50,000 tpd (approximately 18 million tonnes per annum (“Mtpa”)), while the underground mining operation contemplates mining up to approximately 1,600 tpd (approximately 0.6 Mtpa). Open pit and underground ore is expected to be processed in a 4,000 tpd (approximately 1.5 Mtpa) processing plant that includes crushing, grinding, gravity concentration, with fine grinding and agitated leaching of the ore, followed by a carbon-in-pulp recovery process to process doré bullion. The Mineral Reserve estimate for the Goose Project that forms the basis for the Back River Technical Report includes Probable Mineral Reserves of 11.3 million tonnes grading 6.82 g/t gold for a total of 2,480,000 ounces of gold.

The Back River Technical Report assumptions include revenues using broker consensus gold price forecast, which includes a long-term gold price assumption of $2,212 per ounce, and current prices for the Canadian dollar exchange rate, fuel, reagents, labour, power and other consumables. The key parameters of the technical report are presented in the following tables:

Table 1 – Summary Results of the Goose Project Mineral Reserve Life of Mine Plan

	Representative Steady State Years (2027 – 2031)	Mineral Reserve Life of Mine
Production Profile
Years	5	9
Ore tonnes processed (Mt)	7.1	11.3
Average gold grade processed (g/t)	7.40	6.82
Gold recovery (%)	92.5	92.5
Gold ounces produced (oz)	1,553,000	2,294,000
Average annual gold production (oz)	311,000	270,000[1]
Operating Costs
Cash operating costs[2]($/oz gold)	962	1,129
All-In Sustaining Costs[3]($/oz gold)	1,363	1,547
Open pit mining cost ($/t moved)	4.53	4.62
Underground mining cost ($/t mined)	109.89	116.76
Processing cost ($/t processed)	44.55	45.04
Site general cost ($/t processed)	64.00	68.31
Distributable MLA and WIR ($/t processed)	40.83	43.44
Capital Costs
Sustaining capital ($M)[4]	141	279

Notes:

  Average annual production calculated as total gold ounces produced divided by the mill processing life of approximately 8.5 years.
  Cash operating costs consist of mining costs, processing costs and site general costs.
  AISC consist of cash operating costs, royalties, corporate general and administrative costs, selling costs, silver credits and sustaining capital expenditures but exclude construction costs and non-sustaining capital expenditures.
  Sustaining capital costs exclude open pit deferred stripping and underground capitalized development.

Back River Gold District Mineral Resource Estimate Details

Table 2 – Back River Gold District Mineral Resource Estimate

Category	Mine, Project or Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Indicated	Goose Claims Group	15,460	7.16	3,560
Indicated	George Claims Group	1,680	7.85	420
Total Indicated Mineral Resources		17,140	7.23	3,990

Category	Mine, Project or Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Inferred	Goose Claims Group	10,060	7.54	2,440
Inferred	George Claims Group	3,730	9.32	1,120
Total Inferred Mineral Resources		13,780	8.02	3,550

Notes:

  Mineral Resources have been classified using the CIM Standards and have an effective date of December 31, 2024. Mineral Resources are reported in situ or in stockpiles, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Resources are reported on a 100% project and attributable basis.
  The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., B2Gold’s Vice President, Exploration.
  The Qualified Person for the stockpile estimate is Peter Montano, P.E., B2Gold’s Vice President, Projects.
  Goose Claims Group: Mineral Resource estimates that are amenable to open pit mining methods are reported within conceptual open pit shells based on a gold price of US$2,100/oz, metallurgical recovery of 92.5%, selling costs of US$107.50/oz gold produced including royalties and levies, and operating cost estimates of US$5.99–6.63/t mined (mining), US$32.40–32.72/t processed (processing) and US$22.27/t processed (site general), pit slope angles of 45º, and an exchange rate of C$1.33:US$1.00. Mineral Resources potentially amenable to open pit mining methods are reported at an average cut-off grade of 0.9 g/t gold. Mineral Resource estimates potentially amenable to underground mining are reported at a cut-off grade of 2.2 g/t gold, assuming a gold price of US$2,100/oz, process recovery of 92.5%, variable mining costs by deposit of US$134.20–171.18/t mined, processing cost of US$54.72/t processed, and a selling cost of US$107.50/oz produced. No stope or other constraint was applied.
  George Claims Group: Mineral Resources potentially amenable to open pit mining methods are reported within conceptual open pit shells based on a gold price of US$2,100/oz, metallurgical recovery of 92.5%, selling costs of US$107.50/oz including royalties and levies, and operating cost estimates of US$6.56/t mined (mining), US$57.94/t processed (processing) and US$26.55/t processed (site general), pit slope angles of 43º, and an exchange rate of C$1.33:US$1.00. Mineral Resources potentially amenable to open pit mining methods are reported at an average cut-off grade of 1.4 g/t gold. Mineral Resource estimates potentially amenable to underground mining are reported at a cut-off grade of 3.1 g/t gold, assuming a gold price of US$2,100/oz, process recovery of 92.5%, mining costs of US$175.46/t mined, processing cost of US$84.50/t processed including haulage, and a selling cost of US$107.50/oz gold produced. No stope or other constraint was applied.
  Mineral Resources at the Echo pit account for mining depletion as of December 31, 2024.
  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Goose Project Mineral Reserve Estimate Details

Table 3 – Goose Project Mineral Reserve Estimate

Category	Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Probable	Open Pit	7,300	6.19	1,450
Probable	Underground	3,800	8.30	1,010
Probable	Stockpiles	240	2.76	21
Total Probable Mineral Reserves		11,300	6.82	2,480

Notes:

  Mineral Reserves have been classified using the CIM Standards, are reported at the point of delivery to the process plant, and have an effective date of December 31, 2024.
  Mineral Reserves are reported on a 100% project and attributable basis within the Goose Claims Group.
  The Qualified Person for the Open Pit and Stockpile Mineral Reserve estimate is Peter Montano, P.E., B2Gold’s Vice President, Projects.
  The Qualified Person for the Underground Mineral Reserve estimate is Michael Meyers, P.Eng., B2Gold’s Manager, Projects.
  Mineral Reserves from open pit mine methods and stockpiles are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 92.5%, selling costs of US$90.00/oz including royalties and levies, average mining cost of US$4.92/t mined at surface, average processing cost of US$41.08/t processed, and site general costs of US$66.95/t processed. Reserve model dilution and ore loss were applied through whole block averaging such that at a 1.65 g/t Au cut-off, for all pits combined there is a 32% increase in tonnes, a 25% reduction in grade, and a 1% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves that will be mined by open pit methods or are in stockpiles are reported above a cut-off grade of 1.65 g/t gold.
  Mineral Reserves that will be mined by underground methods assume longhole stoping mining methods, gold price of US$1,750/oz, metallurgical recovery of 92.5%, selling costs of US$90.00/oz including royalties and levies, average mining cost of US$120.13/t ore mined, average processing cost of US$41.08/t processed, site general costs of US$66.95/t processed, dilution % variable by stoping area, and 90% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 4.64 g/t gold.
  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Goose Project Development

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

All planned construction activities in 2024 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025. The Company continues to estimate that gold production in 2025 will be between 120,000 and 150,000 ounces.

The 2025 Winter Ice Road campaign is well underway with the transportation of all materials from the Marine Laydown Area to the Goose Project expected to be completed by mid-May 2025.

Development of the open pit and underground remain the Company’s primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Open pit mining of the Echo pit continues to meet production targets and is anticipated to be ready to receive tailings when the mill starts. The Umwelt underground development remains on schedule for the commencement of high-grade stope ore production in the third quarter of 2025.

Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to first gold pour in the second quarter of 2025, the Company reiterates the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million, as announced on September 12, 2024.

Goose Project Opportunities

With first gold production for the Goose Project expected within three months, B2Gold has begun multiple optimization studies with the goal of maximizing the long-term value of the Back River Gold District. These studies include:

  Evaluating a flotation / concentrate leach process as a potential option to increase gold recovery and reduce operating costs;
  Evaluating the installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could potentially expand mill throughput capacity (discussed in further detail below);
  Evaluating the viability of constructing and running the Goose Project winter ice road on a less than annual basis;
  Evaluating underground mining methods and the potential to exceed the planned production from the Umwelt underground by increasing the mine production rate through development of more active production levels, and consideration of alternate mine methods to both lower costs and capture additional existing Mineral Resources into the mine plan; and
  Assessing the feasibility of remote operation of surface and underground equipment as it presents an opportunity to optimize production efficiencies and reduce employee transportation costs.

In connection with these studies, B2Gold will be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any optimization of the Goose Project provides benefits to all stakeholders.

Based on the updated Goose Project Mineral Resource estimate combined with the exploration upside across the Goose Project claim block, and with the optimization studies listed above, the Company plans on initiating a formal study to analyze the potential to increase mill throughput at the Goose Project from 4,000 tpd potentially up to 6,000 tpd. The Goose Project is currently permitted for mill throughput of up to 6,000 tpd, so no additional permits or permit amendments would be required if the results of the formal study on a mill expansion are positive. The results of this study and the corresponding changes to the economics of the Goose Project are expected to be finalized in late 2025 or early 2026, with the results anticipated to be press released once completed.

Back River Gold District Exploration

The updated Back River Gold District Mineral Resource estimate provides a strong baseline for B2Gold’s exploration team to continue building on. Areas of significant focus for the 2025 exploration program at the Back River Gold District include the following:

  Enhancing and growing the significant mineral resource base at the Goose Project;
    12,000 m of drilling is planned at the Goose Project targeting extensions of the largest and highest-grade resources at the Llama and Umwelt deposits;
    In addition, drilling is planned to follow up on the significant results returned in 2023 and 2024 at the Nuvuyak, Mammoth and Hook targets;
  Continuing to realize the excellent prospectivity of the region, with the goal of identifying new regional targets;
    Several new conceptual shallower targets will be tested with drilling in 2025; and
  Regional exploration, including geophysics, mapping, prospecting and till sampling at the George, Boot, Boulder, Del, Beech and Needle Projects;
    This work will also include an estimated 13,000 m of diamond drilling to follow up drill ready targets defined during the 2024 summer regional exploration program.

The Company anticipates that based on the objectives of the 2025 and future exploration programs at the Back River Gold District, there is potential to further convert more Inferred Mineral Resources to Indicated Mineral Resources as well as continue to grow the total Mineral Resource inventory across the entire nearly 100,000-hectare land package.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Persons

Peter Montano, P.E., Vice President, Projects, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, and ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: estimate of Mineral Reserves and Mineral Resources; statements regarding the anticipated conversion of Inferred Mineral Resources to Indicated Mineral Resources; Life of Mine production of approximately 2.3 million ounces of gold; average gold production of 310,000 ounces per year from 2027 through 2031; estimate of producing 120,000 to 150,000 ounces in 2025; AISC of approximately $1,360 per ounce from 2027 to 2031 and projected AISC of approximately $1,547 per ounce over the Life of Mine; the potential to significantly increase the Mineral Reserve estimate in the future; B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Inuit priorities, addresses concerns and brings long term socio-economic benefits to the Kitikmeot Region; the potential for first gold pour in the second quarter of 2025 and commercial production in the third quarter of 2025; and the total Goose Project construction and mine development cash expenditure estimate of $1,540 million. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost, economic returns or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary licences, permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; operational risks and hazards; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; market fluctuations; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; generate sufficient cash to service debt; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; failing to maintain satisfactory labour relations; regulatory, political, economic and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; risks related to community relations and community action, including Indigenous and local community title claims and rights to consultation and accommodation; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; global geopolitical risks; impairment charges or reversals; supply chain disruption; cybersecurity failure; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; forecasting long term gold price for planning purposes; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release uses Mineral Reserve and Mineral Resource classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resource estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definition Standards for Mineral Resources & Mineral Reserves adopted by CIM Council on May 19, 2014 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “Exchange Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system with the U.S., B2Gold is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and the Company provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance that any mineral reserves or mineral resources that we may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Further, estimates of inferred mineral resources have significant geological uncertainty and it should not be assumed that all or any part of an inferred mineral resource will be converted to the measured or indicated categories. Mineral resources that are not mineral reserves do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com